Exhibit 99.7

Reunion Neuroscience Reports Fiscal Fourth Quarter and Full Year 2023 Financial Results

and Provides a Corporate Update

Common Shareholders to Receive Consideration of US$1.12 Per Share in Cash from the Arrangement Agreement with MPM BioImpact; Special Shareholder Meeting Scheduled July 12

Presented Encouraging Phase 1 Final Analysis at American Society of Clinical Psychopharmacology Annual Meeting

Toronto, June 29, 2023 – Reunion Neuroscience Inc. (NASDAQ: REUN, TSX: REUN) (“Reunion” or the "Company”), a clinical-stage biopharmaceutical company committed to developing innovative and patented therapeutic solutions for underserved mental health conditions, today reported fiscal results for the fourth quarter and year ended March 31,2023 and provided a corporate update.

Corporate Updates

On June 1, 2023, Reunion announced that it has agreed to a take-private transaction from MPM BioImpact, a world-leading biotechnology investment firm, in an all-cash deal valued at approximately US$13.1 million. Shareholders will be entitled to receive US$1.12 in cash for each share held immediately prior to the effective time of the take-private transaction. The transaction is currently contemplated to close in the third calendar quarter of 2023, subject to satisfaction of certain closing conditions.

On April 3, 2023, Reunion announced that it appointed seasoned pharmaceutical executive, Fred Grossman, D.O., FAPA, to its Board of Directors. Dr. Grossman has over two decades of experience in clinical development and medical affairs, pharmacovigilance and health outcomes across a variety of products, including biologics and small molecules. Dr. Grossman previously served as the Chief Medical Officer at Empyrean Neuroscience, Mesoblast Limited and NeuroRx Pharma and has held senior executive leadership positions at Glenmark Pharmaceuticals, Sunovion Pharmaceuticals, Bristol Myers Squibb, Johnson & Johnson and Eli Lilly.

Recent Clinical Developments

On June 1, 2023, the Company presented its first-in-human Phase 1 final analysis with RE104 at the American Society of Clinical Psychopharmacology (ASCP) Annual Meeting. Key findings included:

●	RE104 was generally well-tolerated with robust pharmacodynamic (“PD”) effects observed at doses greater than or equal to 30mg of RE104 (33mg of RE104 HCl) that closely aligned with the PD profile of its prodrug, 4-OH-DiPT (isoprocin).
●	Drug Effect Questionnaire and Mystical Effect Questionnaire scores observed at these dose levels indicate the potential for therapeutic effect.
●	The mean duration of experience with RE104 at these dose levels was 3.7 hours, representing a shorter duration of action when compared to psilocybin, but with the same intensity and quality of experience.
●	The adverse event profile of RE104 was similar to that of psilocybin, with no serious adverse events.

●	This data informed the dose selection of 30mg RE104 (33mg RE104 HCl) for a randomized, placebo-controlled Phase 2 trial in women with moderate to severe post-partum depression, with Phase 2 trial initiation planned for the second half of 2023.

RE200 Series

Reunion continues to develop its RE200 series of molecules. These novel molecules include preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications. They are structurally similar to classic psychedelics but have selective potency at the target serotonin 2A receptor (5HT2A) and are devoid of 5HT2B receptor agonism.

Corporate Structure and Basis of Presentation

On August 11, 2022, the Company completed its previously announced spinout of its clinics and botanical research operations (“Clinic Operations”) to Field Trip Health & Wellness with the resulting drug discovery and development business renamed Reunion Neuroscience Inc., which is listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN”.

Reunion accounted for the Clinic Operations as discontinued operations whose assets and liabilities are classified and presented separately as current items held for transfer in the statement of financial position and are measured at their carrying amount. Clinic Operations are excluded from the results of continuing operations and are presented as a single amount as a net loss from discontinued Clinic Operations in the consolidated statements of loss and comprehensive loss.

For more details on the spinout transaction, please refer to the Key Highlights and Recent Developments – Reorganization and Spinout of Clinic Operations section of the Company’s management’s discussion and analysis, available under the Company’s SEDAR profile at www.sedar.com.

Financial Highlights

The Company incurred general and administrative expenses of $4.0 and $13.0 million for the three and twelve month periods ended March 31, 2023 compared to $3.1 and $11.0 million for the same periods in 2022. Changes for the three and twelve month periods included increased costs attributable to increased headcount and other costs associated with becoming a public company with an increased scale of operations due to the Company entering the clinical stage for its lead asset RE104.

Research and development expenses of $4.4 and $13.0 million were incurred for the three and twelve month periods ended March 31, 2023 compared to $2.3 and $7.0 million for the same periods in 2022. Increases were attributable to personnel and third-party manufacturing and clinical research costs associated with the Phase 1 clinical trial for RE104 and regulatory and startup activities in preparation for the Company’s planned Phase 2 clinical study in postpartum depression.

Other income and expenses include interest income on the Company's cash and cash equivalents balances, foreign currency gains and losses primarily attributable to the Company’s United States dollar holdings and investment tax credits received from the Scientific Research and Experimental Development tax incentive program in Canada. The Company also recognized a $1.5 million gain and a $13.8 million loss for the three and twelve months ended March 31, 2023 in connection with (i) a loss allowance for its financial guarantee of certain lease obligations associated with entities that were part of the spinout of Clinic Operations and (ii) the Company’s write-off of its equity investment in Field Trip Health & Wellness Ltd.

The Company recognized a net loss from discontinued operations of $10.4 million for the twelve month period ended March 31, 2023. No such loss was incurred during the three month period ended March 31, 2023. This compares to a $8.2 and $36.9 million loss for the three and twelve month periods ended March 31, 2022. Discontinued operations are attributable to the spinout of Clinic Operations completed on August 11, 2022.

The Company incurred a net loss from continuing operations of $6.5 million or $0.56 per share and $38.1 million or $3.28 per share for the three and twelve month periods ended March 31, 2023 compared to a loss of $5.9 million or $0.11 per share and $17.8 million or $0.31 per share for the three and twelve month periods ended March 31, 2022.

As of March 31, 2023, the Company held cash and cash equivalents of $27.7 million.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of	As of
	March 31, 2023	March 31, 2022
	$	$
ASSETS
Cash and cash equivalents	27,200,097	63,720,102
Restricted cash	516,755	776,551
Other assets	2,023,453	5,408,853
Property, plant and equipment	—	4,462,175
Intangible assets	—	483,354
Right-of-use assets	—	27,285,334
TOTAL ASSETS	29,740,305	102,136,369
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	5,076,982	5,846,672
Financial guarantees	3,367,910	—
Deferred revenue	—	278,717
Loan payable	—	31,163
Lease obligations	—	29,021,056
TOTAL LIABILITIES	8,444,892	35,177,608
TOTAL EQUITY	21,295,413	66,958,761
TOTAL LIABILITIES AND EQUITY	29,740,305	102,136,369

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

CONSOLIDATED STATEMENTS OF LOSS

	Three Months Ended		Year Ended
	March 31,		March 31,
	2023	2022	2023	2022
	$	$	$	$
Operating Expenses
General and administration	3,955,463	3,111,301	12,960,316	10,989,450
Research and development	4,406,957	2,301,840	12,980,137	6,958,216
Total operating expenses	8,362,420	5,413,141	25,940,453	17,947,666
Other Income (Expenses)
Interest income	276,742	76,923	691,789	397,516
Foreign exchange gain (loss)	(98,736)	(613,040)	747,945	(211,500)
Tax credit refund	184,087	—	184,087	—
Share of loss, lease loss allowance and impairment of investment in associate	1,508,020	—	(13,785,669)	—
Net loss from continuing operations	(6,492,307)	(5,949,258)	(38,102,301)	(17,761,650)
Net loss from discontinued Clinic Operations	—	(8,221,027)	(10,390,695)	(36,929,480)
NET LOSS	(6,492,307)	(14,170,285)	(48,492,996)	(54,691,130)
Net Loss per Share – Basic and Diluted	(0.56)	(0.25)	(4.17)	(0.95)
Net Loss per Share from continuing operations – Basic and Diluted	(0.56)	(0.11)	(3.28)	(0.31)

About Reunion Neuroscience Inc.

Reunion is committed to developing innovative therapeutic solutions for underserved mental health conditions. The Company’s lead asset, RE104, a proprietary, novel, serotonergic psychedelic compound and the only 4-OH-DiPT prodrug in clinical development, is being developed as a potential treatment for postpartum depression that could provide rapid symptom relief and durable efficacy. RE104 is protected under U.S. Patent No. 11,292,765 issued on April 5, 2023 (priority June 30, 2020), with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemi-ester tryptamines, including RE104, which could provide protection out to June 30, 2041. Reunion is also developing the RE200 series, which includes preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications.

Learn more at https://www.reunionneuro.com, and follow us on LinkedIn and Twitter.

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Reunion and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipates”, “plans”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Reunion and are based on assumptions and subject to risks and uncertainties, many of which are beyond Reunion’s control. Forward-looking statements in this news release include, but are not limited to, statements regarding the timing and likelihood of completing the MPM BioImpact take-private transaction. Although the management of Reunion believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including Reunion’s ability to continue to comply with the Nasdaq and TSX continued listing standards, the funds available to Reunion and the use of such funds, the timing, completion and potential outcome of testing and research on Reunion’s drug trial candidates, RE104 and the RE200 Series, including the ability to recruit patients, to retain and identify clinical partners, and to optimize dosage amounts, the likelihood and ability of Reunion to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating further clinical trials for RE104 and molecules within the RE200 Series, the ability of Reunion to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Reunion to protect and expand its intellectual property portfolio, the ability of Reunion to produce and supply its drug trial candidates, market conditions, economic factors, management’s ability to manage and to operate the business, the equity markets generally and this and other Risk Factors disclosed in Reunion’s public filings available on the SEDAR website at www.sedar.com and on the EDGAR section of the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Although Reunion has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made (or such earlier date, if identified) and Reunion does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Reunion, including its Annual Information Form and Risk Factors, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

Investors Relations:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com